Hawker Resources Inc. Agrees to Acquire Pointwest Energy Inc.

December 10, 2003

Calgary, Alberta

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Hawker Resources Inc. (“Hawker”) (TSX:HKR) has entered into a definitive agreement to acquire all of the shares of Pointwest Energy Inc. (“Pointwest”) for an overall purchase price of approximately $88 million, inclusive of debt. The directors, officers and certain shareholders of Pointwest holding more than 92% of the shares of Pointwest have agreed to irrevocably accept the offer by Hawker.

Pointwest currently produces approximately 3,600 barrels of oil equivalent per day, weighted 95% toward natural gas, and has 29,400 net acres of undeveloped land. The consolidated company will have initial production of approximately 36.9 MMCFD of natural gas and 180 BPD of crude oil and natural gas liquids.

Funding required to complete the acquisition will be obtained through a combination of equity and debt financing. Hawker has entered into an agreement, on a bought deal basis, with an underwriting syndicate led by Peters & Co. Limited and including Tristone Capital Inc., FirstEnergy Capital Corp., GMP Securities Ltd., and CIBC World Markets Inc. for an offering, by way of a short form prospectus, of 11,200,000 common shares at a price of $4.05 per share for gross proceeds of $45,360,000. It is a condition of the offering that the acquisition close concurrently with closing of the offering, and the financing and acquisition are both expected to close on December 30, 2003. The balance of the funds required to complete the acquisition will be advanced under a credit facility arranged with a Canadian chartered bank.

Hawker President David Tuer noted that “The addition of the Pointwest assets to our own inventory of production and exploration properties offers Hawker the opportunity to grow significantly over the next several years. The acquisition is expected to be strongly accretive to our cash flow and earnings in 2004, moves the Company to a much higher level of production and drilling activity, and substantially increases the proportion of Hawker’s asset base that is operated.”

Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. Hawker’s common shares are listed on the Toronto Stock Exchange under the symbol “HKR”.

The common shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

FOR FURTHER INFORMATION PLEASE CONTACT:

Hawker Resources Inc.

Mr. David A. Tuer, President & CEO
Tel.: (403) 290-4874

Mr. Barry R. Herring, Senior Vice President & CFO
Tel.: (403) 290-4856

ADVISORY: Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.